UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GREEN STREAM HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

California	000-53279	20-1144153
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

8549 Wilshire Blvd, Suite 1216

Beverly Hills, CA 90211

(Address of principal executive offices)

(307) 485-1009

 (Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER.

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

THIS INFORMATION STATEMENT IS BEING MAILED ON OR ABOUT March 19th, 2026.

------------------------------------------------------------

INTRODUCTION

This Information Statement is being furnished to the holders of record of the common stock of Green Stream Holdings, Inc. (the "Company") in connection with a change in the majority of the Board of Directors of the Company.

This Information Statement is being provided for informational purposes only pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. No action is required by shareholders.

------------------------------------------------------------

CHANGE IN CONTROL

As previously disclosed in the Company’s Current Report on Form 8-K dated March 17, 2026, the Company underwent a change in control and corporate restructuring.

The Company has also redomiciled from the State of Wyoming to the State of California, and is now governed under California law.

------------------------------------------------------------

CHANGES TO THE BOARD OF DIRECTORS AND MANAGEMENT

On March 17, 2026:

- James C. DiPrima resigned as an officer of the Company.

On March 18, 2026:

- Phil Yang was appointed as Vice President, Chief Executive Officer, Secretary, Treasurer, and as a Director of the Company.

On March 19, 2026:

- James C. DiPrima resigned as a Director of the Company.

As a result of the foregoing, the composition of the Board of Directors changed, and Mr. Yang now serves as the sole director of the Company.

------------------------------------------------------------

INFORMATION REGARDING NEW DIRECTOR

Phil Yang

Mr. Phil Yang is a real estate professional with experience across multiple areas of real estate ventures, including residential lending and commercial asset acquisition.

From 2019 to 2023, Mr. Yang oversaw mortgage processing operations at Direct Mortgage Investors, Inc., focusing on residential loans including Conventional, FHA, and VA loans. He has also been involved in private mortgage lending and has experience in acquiring commercial real estate assets in markets including Rochester, New York and Washington, D.C.

Mr. Yang holds a Bachelor of Arts in Government and International Politics and a Bachelor of Science in Public Administration from George Mason University (2016), and a Master of Arts in International Security from George Washington University (2018).

Mr. Yang does not beneficially own any shares of the Company’s common or preferred stock.

------------------------------------------------------------

STRATEGIC DIRECTION AND POTENTIAL NAME CHANGE

The Company intends to reposition its business as a media holdings company, focused primarily on digital content distribution and related media assets. This strategic shift reflects management’s current evaluation of market opportunities and long-term growth initiatives.

In connection with this anticipated transition, the Company is evaluating a potential corporate name change to “Apex Media Group 41 Holdings, Inc.” at a future date. Any such name change would be subject to the approval of the Company’s Board of Directors, applicable regulatory requirements, and, if required, shareholder approval.

There can be no assurance that the Company will complete the proposed repositioning or name change on the terms described herein, or at all.

------------------------------------------------------------

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no related party transactions requiring disclosure under Item 404(a) of Regulation S-K.

------------------------------------------------------------

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or its officers or directors are a party.

------------------------------------------------------------

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements, and other information with the Securities and Exchange Commission. These reports are available at www.sec.gov.

------------------------------------------------------------

DATE OF BOARD CHANGE

Pursuant to Rule 14f-1, the change in a majority of the Board of Directors will not occur until at least ten (10) days following the mailing of this Information Statement to shareholders.

------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN STREAM HOLDINGS, INC.

Date: April 8, 2026

By:	/s/ Nan Yang
Nan Yang
Chief Executive Officer